Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 7

DATED MARCH 23, 2007

TO THE PROSPECTUS DATED DECEMBER 8, 2006

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 7 supplements our prospectus dated December 8, 2006, as previously supplemented by Supplement No. 6 filed on March 8, 2007.  This supplement updates, modifies or supersedes certain information in the prospectus sections entitled “Description of Real Estate Assets” and “Plan of Distribution” as described below.  You should read this Supplement No. 7 together with our prospectus dated December 8, 2006 and each of the foregoing supplements thereto.

Description of Real Estate Assets

This section updates the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 131 of the prospectus.  Note that any discussion regarding the probable acquisition of a property or portfolio of properties under the heading “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.  Such acquisitions are identified in this supplement under the heading “Acquired Properties.”

Description of Real Estate Assets

Acquired Properties

We purchased the following property on the date indicated below.

Waterford Place at Shadow Creek Ranch Apartments.  On March 14, 2007, we purchased a fee simple interest in an apartment complex known as Waterford Place at Shadow Creek Ranch Apartments located at 2200 Business Center Drive, Pearland, Texas.  Waterford Place at Shadow Creek Ranch Apartments was built in 2006.  The property has twelve apartment buildings, containing a total of 296 units.  There are ninety-eight one-bedroom units, 162 two-bedroom units and thirty-six three-bedroom units.  The property is located in the Houston market and the city of Pearland submarket and competes with at least five other apartment complexes in its submarket for tenants.

We purchased this property from an unaffiliated third party, Waterford SCR, L.P., for an aggregate purchase price of approximately $30.0 million.  We purchased this property for cash but may later borrow monies using this property as collateral.

No tenant occupies 10% or more of the rentable square footage.

Real estate taxes payable in 2007 for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $561,884.  The real estate taxes paid were calculated by multiplying the assessed value of Waterford Place Apartments by a tax rate of 2.94%.

As of March 12, 2007, this property was 95% occupied, with approximately 280 residential units leased.  All leases expire during 2007 except forty-one leases, which expire during 2008.  The following table sets forth certain information with respect to the expiration of leases currently in place at the property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2007	239	262,374	3,095,544	84.29%
2008	41	49,482	577,128	15.71%
2009	—	—	—	—
2010	—	—	—	—
2011	—	—	—	—
2012	—	—	—	—
2013	—	—	—	—
2014	—	—	—	—
2015	—	—	—	—
2016	—	—	—	—

The table below sets forth certain information with respect to the occupancy rate at Waterford Place at Shadow Creek Ranch Apartments expressed as a percentage of total gross leasable area and the average effective annual base rent per unit.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Unit ($)
2006	88%	12,972
2005	N/A	N/A
2004	N/A	N/A
2003	N/A	N/A
2002	N/A	N/A

For federal income tax purposes, the depreciable basis in this property will be approximately $22.5 million.

Potential Acquisitions

We have identified the following property as a probable acquisition:

The Landings at Clear Lake.  We anticipate purchasing a fee simple interest in an apartment complex known as The Landings at Clear Lake located at 501 Sarah Deel Drive, Webster, Texas.  The Landings at Clear Lake was built in 2006.  The property has sixteen apartment buildings, containing a total of 364 units.  There are 232 one-bedroom units and 132 two-bedroom units.  The property is located in the Houston market and the city of Webster submarket and competes with at least five other apartment complexes in its submarket for sales, tenants or both.

We anticipate purchasing this property from an unaffiliated third party, Clear Lake Apartments Limited Partnership, for an aggregate purchase price of approximately $34 million.  We anticipate purchasing this property for cash but may later borrow monies using this property as collateral.

No tenant occupies 10% or more of the rentable square footage.

Real estate taxes payable in 2007 for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $186,377.  The real estate taxes paid were calculated by multiplying the assessed value of The Landings at Clear Lake by a tax rate of 2.534%.

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As of March 15, 2007, based on information provided by the seller, this property was 89% occupied, with approximately 323 residential units leased.  Based on information provided by the seller, all leases expire during 2007, except fifty-one leases, which expire during 2008 and one which expires in 2009.  The following table sets forth certain information with respect to the expiration of leases currently in place at the property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2007	271	242,707	2,979,024	83.57%
2008	51	46,151	572,220	97.68%
2009	1	1,125	13,620	100.00%
2010	-	-	-	-
2011	-	-	-	-
2012	-	-	-	-
2013	-	-	-	-
2014	-	-	-	-
2015	-	-	-	-
2016	-	-	-	-

The table below sets forth certain information with respect to the occupancy rate at The Landings at Clear Lake expressed as a percentage of total gross leasable area and the average effective annual base rent per unit.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Unit ($)
2006	89%	11,693
2005	N/A	N/A
2004	N/A	N/A
2003	N/A	N/A
2002	N/A	N/A

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $25.5 million.

Financing Transactions

New Forest Crossing II.  On March 12, 2007, a subsidiary of MB REIT, MB Houston New Forest II Limited Partnership (referred to herein as “MBHNF II”), entered into a loan agreement to borrow approximately $3.4 million from Nomura.  MBHNF II's obligations are secured by a first priority mortgage on the property commonly known as New Forest Crossing II, located at Wallisville Road and Beltway 8 in Houston, Texas.  MBHNF II also granted a security interest to Nomura in, among other things, certain tangible and intangible personal property interests of MBHNF II related to the property.  MB REIT acquired New Forest Crossing II on December 19, 2006.

The loan bears interest at the rate of 5.623% per annum.  MBHNF II is required to make interest-only payments on a monthly basis in the amount of approximately $16,108 until the loan matures on April 11, 2012.  Upon maturity, MBHNF II will pay the outstanding principal balance of the loan along with any accrued and unpaid interest and any other amounts due under any of the loan documents.  MBHNF II may, in certain circumstances, prepay the

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unpaid principal balance of the loan beginning approximately two years following a securitization of the loan.  Nomura is not required to securitize the loan.

The loan documents contain various customary events of default, including, among others, the nonpayment of principal, interest, fees or other amounts; making a materially false or misleading material representation or warranty; the violation of covenants prohibiting certain transfers and creating certain encumbrances; and certain bankruptcy events.  If an event of default occurs under the loan, Nomura may declare the entire outstanding balance of the loan, including all accrued and unpaid interest, any prepayment premium, late charges and other amounts, immediately due and payable.

MBHNF II has also agreed to indemnify Nomura against losses suffered by Nomura arising under environmental laws or otherwise resulting from the presence of hazardous substances on the property.  MB REIT has agreed to indemnify Nomura against losses from certain acts of misconduct or from breaches of representations or covenants regarding environmental laws and hazardous substances by MBHNF II as borrower and to guaranty the obligations of MBHNF II under the loan documents upon the occurrence of certain bankruptcy or insolvency events related to MBHNF II or MB REIT.

C & S Wholesale Grocers, Inc.; Westfield, Massachusetts, North Hatfield, Massachusetts, South Hatfield, Massachusetts and Aberdeen, Maryland..  On March 13, 2007, our subsidiaries, Inland American North Hatfield, L.L.C., Inland American South Hatfield Elm, L.L.C., Inland American Westfield summit Lock, L.L.C., and Inland America Aberdeen Old Philadelphia SPE, L.L.C. (referred to herein collectively as the “C & S Borrowers"), entered into loan documents as the borrower of approximately $82.5 million from Bear Stearns Commercial Mortgage, Inc., (referred to herein as “Bear Stearns”). The C & S Borrowers’ obligations are secured by a first priority mortgage on the properties commonly known as C & S Wholesale Grocers and located in North Hatfield, South Hatfield and Westfield, Massachusetts and Aberdeen, Maryland, respectively (collectively, the “C & S Mortgaged Properties”).  The C & S Borrowers also granted a security interest to Bear Stearns in, among other things, certain tangible and intangible personal property interests of the C & S Borrowers related to the properties, as well as certain amounts placed into escrow in connection with the purchase of these properties.  These four properties were acquired by us on December 27, 2006.  The obligations secured by the properties are cross-defaulted and cross-collateralized, which means that upon an event of default by any of the C & S Borrowers, Bear Stearns, at its option, may foreclose on any one or more of the C & S Mortgaged Properties.

The loan amount and monthly interest only payments for each property are as follows:

	Principal	Monthly
	Balance	Payment
North Hatfield Property	$20,280,000	$92,612
South Hatfield Property	10,000,000	145,666
Westfield Property	29,500,000	134,717
Aberdeen Property	22,720,000	103,755

Total	$82,500,000	$376,750

The loans bear interest at the rate of 5.48% per annum.  The C & S Borrowers are required to make monthly interest-only payments totaling approximately $376,750 until the anticipated repayment date of April 1, 2017.  If the loan is not paid in full by the anticipated repayment date, then the interest rate on the loan shall adjust to the lesser of (a) the maximum rate permitted by applicable law or (b) 2% above the current interest rate.  Payments after the anticipated repayment date shall include, in addition to interest, any excess cash flow for the calendar month, which includes any funds remaining after payment of the debt service, taxes, insurance premiums and required reserves.  The C & S Borrowers may, in certain circumstances beginning April 1, 2010, prepay the unpaid principal balance of the loan, in whole but not in part, along with all other sums secured by the mortgage and a prepayment premium.  Beginning March 1, 2017, Borrower may prepay the loan without being subject to a prepayment premium.  Upon  maturity on April 1, 2037, the C & S Borrowers are required to pay the outstanding principal balance of the loan along with any accrued and unpaid interest and any other amounts due under any of the loan documents.

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The loan documents contain various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representation or warranty that is materially false or misleading; violation of covenant prohibiting certain transfers and creation of certain encumbrances; and certain bankruptcy events. If an event of default occurs under the loan, then, among other things, Bear Stearns may declare the entire outstanding balance of the loan to be immediately due and payable, including all accrued and unpaid interest, any prepayment premiums, late charges and other amounts, subject to customary cure rights granted the C & S Borrowers.  In connection with the loan, the C & S Borrowers has agreed to indemnify Bear Stearns against, among other things, losses arising under environmental laws or otherwise resulting from the presence of hazardous material on the property.  We, as the sole member of each of the C & S Borrowers, have agreed to indemnify and hold Bear Stearns harmless against various losses, including among others, losses caused by certain misconduct of the C & S Borrowers, for example, the commission of fraud, engaging in a prohibited transfer or the incurrence of prohibited indebtedness, and breaches by the C & S Borrowers of the environmental indemnity agreement.  We also have agreed to guarantee full payment of the obligations of the C & S Borrowers under the loan documents upon the occurrence of certain bankruptcy or insolvency events of the C & S Borrowers.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 322 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of March 22, 2007.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	249,729,013	2,497,290,130	262,215,464	2,235,074,666

Shares sold pursuant to our distribution reinvestment program:	3,878,540	36,846,130	-	36,846,130

Shares repurchased pursuant to our share repurchase program	(186,216)	(1,722,497)	-	(1,722,497)

	253,441,337	2,532,613,763	262,215,464	2,270,398,299

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.

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